Exhibit 99.1
UNITED UTILITIES TO PURSUE US DELISTING AND DEREGISTRATION
Following the recent approval of regulatory rule changes in the United States, United Utilities PLC (the “Company”) announces today that it intends to pursue a delisting from the New York Stock Exchange (“NYSE”) and deregistration under the US Securities Exchange Act of 1934 (the “Exchange Act”), with the aim of reducing compliance costs.
The Company has American Depositary Shares, evidenced by American Depositary Receipts (“ADRs”), listed on the NYSE and Securities and Exchange Commission (“SEC”) registered debt securities. Each ADR represents two ordinary shares in the Company. These US listings require SEC registration and the ongoing reporting and compliance obligations under both the Exchange Act and the 2002 Sarbanes-Oxley Act incur significant costs. Deregistration will provide the Company with exemption from meeting these US reporting and compliance requirements.
Subsequent to its deregistration, the Company intends to maintain its ADR facility with JPMorgan Chase Bank N.A. as a Level I programme. This means that the Company’s ADRs will be traded on the over-the-counter (“OTC”) market. Accordingly, the Company has not arranged for the listing of its ADRs on another national securities exchange. The Company’s ordinary shares will continue to trade on the London Stock Exchange.
The Company is subject to comprehensive UK reporting and governance requirements and is committed to maintaining the highest standards of corporate governance. It expects to continue to publish its Annual Report and Accounts and other documents and communications on its website at www.unitedutilities.com.
United Utilities’ Contacts
For further information please contact:

Philip Green, Chief Executive	+44 (0) 1925 237000
Tim Weller, Chief Financial Officer	+44 (0) 1925 237000

Gaynor Kenyon, Communications Director	+44 (0) 1925 233219
Darren Jameson, Investor Relations Manager	+44 (0) 7733 127707

Dominic Fry / Peter Hewer, Tulchan Communications	+44 (0) 20 7353 4200